

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

SUPPL

4 April 2005

Under the Agreement with the relative of Francis P. Newcome, deceased, announced 9 August 2004, that relative was under obligation to Williams Creek Explorations Limited to obtain a Grant of Administration for the Francis P. Newcome Estate. The Grant was issued in the name of the relative in March 2005. The parties will now proceed to implement the balance of the Agreement. The Company's Directors will be meeting shortly to discuss a program of work on the property.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President



RECEIVED
APR 12 2005



PROCESSED